Exhibit 99.13

CONSENT OF MATTHEW C. WUNDER

To:	United States Securities and Exchange Commission

Re:	Great Panther Mining Limited (the “Company”)

Annual Report on Form 40-F

Consent of Expert

This consent is provided in connection with the Company’s Annual Report on Form 40-F for the year ended December 31, 2018 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2018 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2018 (the “MD&A”).

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

•	Technical Report entitled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato Mine and San Ignacio Mine, Guanajuato State, Mexico”, dated February 28, 2018.

and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF, the MD&A and the Company’s registration statement on Form F-10, as amended (SEC File No. 333-214201) (the “Registration Statement”) and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 15th day of March, 2019.

/s/ Matthew C. Wunder
Matthew C. Wunder, P.Geo.